SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
       (Amendment No. 3 to Amended and Restated Schedule 13D)*

                            Tidewater Inc.
------------------------------------------------------------------------
                           (Name of Issuer)

Common Stock, Par Value $.10 Per Share and Associated Rights to Purchase
           Shares of Series A Participating Preferred Stock
------------------------------------------------------------------------
                    (Title of Class of Securities)

                             886423 10 2
        -----------------------------------------------------
                            (CUSIP Number)


       Lester Pollack                            With a copy to
  Corporate Advisors, L.P.                      Timothy G. Massad
   One Rockefeller Plaza                     Cravath, Swaine & Moore
  New York, New York 10020                      825 Eighth Avenue
       (212) 632-4844                       New York, New York 10019
                                                 (212) 474-1000

------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          September 12, 1995
      ----------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of pages

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                 Page 2 of   Pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corporate Partners, L.P.

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
   2                                                         (b) [X]

   3      SEC USE ONLY

          SOURCE OF FUNDS*
   4      OO

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Delaware


                                        7  SOLE VOTING POWER
          NUMBER OF                        -0-
            SHARES                      8  SHARED VOTING POWER
         BENEFICIALLY                      -0-
         OWNED BY EACH                  9  SOLE DISPOSITIVE POWER
           REPORTING                       -0-
           PERSON WITH                 10  SHARED DISPOSITIVE POWER
                                           -0-

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     1,694,365

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                      [ ]

          PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
   13     3.2%

   14     TYPE OF REPORTING PERSON*
          PN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                Page 3 of   pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corporate Offshore Partners, L.P.

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
   2                                                         (b) [X]

   3      SEC USE ONLY

          SOURCE OF FUNDS*
   4      OO

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Bermuda

                     NUMBER OF           7  SOLE VOTING POWER
                       SHARES               -0-
                   BENEFICIALLY          8  SHARED VOTING POWER
                   OWNED BY EACH            -0-
                     REPORTING           9  SOLE DISPOSITIVE POWER
                    PERSON WITH             -0-
                                        10  SHARED DISPOSITIVE POWER
                                            -0-

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     121,444

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                        [ ]

          PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
   13     0.2%

   14     TYPE OF REPORTING PERSON*
          PN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                   Page 4 of   pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          State Board of Administration of Florida

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
   2                                                         (b) [X]

   3      SEC USE ONLY

          SOURCE OF FUNDS*
   4      OO

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Florida

                     NUMBER OF          7   SOLE VOTING POWER
                       SHARES               -0-
                    BENEFICIALLY        8   SHARED VOTING POWER
                   OWNED BY EACH            -0-
                     REPORTING          9   SOLE DISPOSITIVE POWER
                    PERSON WITH             -0-
                                       10   SHARED DISPOSITIVE POWER
                                            -0-

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     177,190

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                        [ ]

          PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
   13     0.3%

   14     TYPE OF REPORTING PERSON*
          OO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                           Page 5 of   pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corporate Advisors, L.P.

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
   2                                                          (b) [X]

   3      SEC USE ONLY

          SOURCE OF FUNDS*
   4      OO

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Delaware

                     NUMBER OF          7   SOLE VOTING POWER
                       SHARES               -0-
                    BENEFICIALLY        8   SHARED VOTING POWER
                   OWNED BY EACH            1,992,999
                     REPORTING          9   SOLE DISPOSITIVE POWER
                    PERSON WITH             -0-
                                       10   SHARED DISPOSITIVE POWER
                                            1,992,999

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     1,992,999

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                         [ ]

          PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
   13     3.7%

   14     TYPE OF REPORTING PERSON*
          PN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                Page 6 of   pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LFCP Corp.

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
   2                                                         (b) [X]

   3      SEC USE ONLY

          SOURCE OF FUNDS*
   4      OO

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Delaware

                     NUMBER OF          7   SOLE VOTING POWER
                       SHARES               -0-
                    BENEFICIALLY        8   SHARED VOTING POWER
                   OWNED BY EACH            1,992,999
                     REPORTING          9   SOLE DISPOSITIVE POWER
                    PERSON WITH             -0-
                                       10   SHARED DISPOSITIVE POWER
                                            1,992,999

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     1,992,999

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                        [ ]

          PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
   13     3.7%

   14     TYPE OF REPORTING PERSON*
          CO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 3 to the Amended and Restated
Schedule 13D filed on October 27, 1993 (which incorporated prior Amendments No. 1, 2, 3, 4, 5 and 6 to the Schedule 13D as originally filed), including the statement attached thereto (the "Statement"), is filed on behalf of Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, Corporate Advisors, L.P. and LFCP Corp. Capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Statement.


Item 4.  Purpose of Transaction.

          Item 4 of the Statement is hereby amended by adding the following paragraphs after the sixth paragraph of such Item 4 (as previously amended):

          On September 7, 1995, Tidewater and the Purchasers entered into an Underwriting Agreement (the "Underwriting Agreement"), which provided for the purchase by the underwriters named therein (the "Underwriters") of 1,530,286 shares of Tidewater Common Stock from Corporate Partners, 109,685 shares from Corporate Offshore Partners and 160,029 shares from the State Board (an aggregate of 1,800,000 shares for the three Purchasers). In addition, the Purchasers granted the Underwriters under the Underwriting Agreement a 30-day over-allotment option to buy an additional 200,000 shares from the Purchasers, of which 170,032 shares would be sold by Corporate Partners, 12,187 shares would be sold by Corporate Offshore Partners and 17,781 shares would be sold by the State Board.

          On September 12, 1995, Tidewater and the Purchaser consummated the transactions contemplated by the Underwriting Agreement. Pursuant thereto, the Underwriters purchased 1,530,286 shares of Tidewater Common Stock from Corporate Partners, 109,685 shares from Corporate Offshore Partners and 160,029 shares from the State Board (an aggregate of 1,800,000 shares for the three Purchasers). In addition, the Underwriters exercised the 30-day over-allotment option granted to them by the Purchasers to buy an additional 200,000 shares from the Purchasers, of which 170,032 shares were sold by Corporate Partners,

                      Page 7 of Pages

     12,187 shares were sold by Corporate Offshore Partners and 17,781 shares were sold by the State Board.

Item 5.  Interest In Securities of the Issuer.

          Items 5(a) and 5(b) of the Statement are hereby amended by adding the following paragraph immediately following the seventh paragraph of such Item 5:

          As a result of the consummation of the sale of the 2,000,000 shares of Tidewater Common Stock sold by the Purchasers pursuant to the Underwriting Agreement, (i) the number of shares of Tidewater Common Stock owned by Corporate Partners has been reduced to 1,694,365, representing 3.2% of the 53,271,255 shares of Tidewater Common Stock that Tidewater reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, to be outstanding as of July 21, 1995, (ii) the number of shares of Tidewater Common Stock owned by Corporate Offshore Partners has been reduced to 121,444, representing .2% of such outstanding shares,
     (iii) the number of shares of Tidewater Common Stock owned by the State Board has been reduced to 177,190, representing .3% of such outstanding shares and (iv) the number of shares of Tidewater Common Stock that may be deemed to be beneficially owned by Corporate Advisors and LFCP has been reduced to 1,992,999, representing 3.7% of such outstanding shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Item 6 of the Statement is hereby amended by adding the following paragraphs immediately after the 23rd paragraph of such Item 6:

          On September 7, 1995, Tidewater and the Purchasers entered into the Underwriting Agreement, which provided for the purchase by the Underwriters of 1,530,286 shares of Tidewater Common Stock from Corporate Partners, 109,685 shares from Corporate Offshore Partners and 160,029 shares from the State Board (an aggregate of 1,800,000 shares for the three Purchasers). In addition, the Purchasers granted the Underwriters under the Underwriting Agreement a 30-day

                      Page 8 of Pages
     over-allotment option to buy an additional 200,000 shares from the Purchasers, of which 170,032 shares would be sold by Corporate Partners, 12,187 shares would be sold by Corporate Offshore Partners and 17,781 shares would be sold by the State Board. Pursuant to the Underwriting Agreement, the Purchasers have agreed that, during the period of 90 days following September 7, 1995, they will not without the prior written consent of the representatives of the Underwriters, offer, sell, contract to sell, file a registration statement with the Securities Exchange Commission in respect of, or otherwise dispose of, or write or enter into a cash settled option with respect to, any shares of Tidewater Common Stock other than the shares to be sold pursuant to the Underwriting Agreement. A copy of the Underwriting Agreement is attached hereto as
     Exhibit 12 and is incorporated herein by reference. The description of the Underwriting Agreement set forth herein is qualified in its entirety by reference to the text thereof.

          On September 12, 1995, Tidewater and the
     Purchasers consummated the transactions contemplated by the Underwriting Agreement. Pursuant thereto, the Underwriters purchased 1,530,286 shares of Tidewater Common Stock from Corporate Partners, 109,685 shares from Corporate Offshore Partners and 160,029 shares from the State Board (an aggregate of 1,800,000 shares for the three Purchasers). In addition, the Underwriters exercised the 30-day over-allotment option granted to them by the Purchasers to buy an additional 200,000 shares from the Purchasers, of which 170,032 shares were sold by Corporate Partners, 12,187 shares were sold by Corporate Offshore Partners and 17,781 shares were sold by the State Board.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 12:    Underwriting Agreement dated as of
                         September 7, 1995, among Tidewater
                         Inc., Corporate Partners, L.P.,
                         Corporate Offshore Partners, L.P.,
                         the State Board of Administration
                         of Florida and the underwriters
                         named therein.

                      Page 9 of Pages

                         SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  September 14, 1995


                              CORPORATE PARTNERS, L.P.

                              CORPORATE OFFSHORE PARTNERS, L.P.

                              STATE BOARD OF ADMINISTRATION OF
                              FLORIDA

                                by  CORPORATE ADVISORS, L.P.,
                                    general partner of Corporate
                                    Partners, L.P. and of
                                    Corporate Offshore
                                    Partners, L.P. and attorney-
                                    in-fact for State Board of
                                    Administration of Florida,

                                by  LFCP CORP.,
                                    its general partner,

                                    by /s/ Jonathan Kagan
                                      -----------------------------
                                      Name:  Jonathan Kagan
                                      Title: President


                      Page 10 of Pages

                       EXHIBIT INDEX



                                               Sequential
Exhibit                                          Page
Number          Document                        Number



12             Underwriting Agreement dated       12
               as of September 7, 1995,
               among Tidewater Inc.,
               Corporate Partners, L.P.,
               Corporate Offshore Partners,
               L.P., the State Board of
               Administration of Florida and
               the underwriters named
               therein.









                      Page 11 of Pages

                      1,800,000 SHARES

                       TIDEWATER INC.

                        COMMON STOCK
                      ($.10 PAR VALUE)

                   UNDERWRITING AGREEMENT


                                           September 7, 1995

Lazard Freres & Co. LLC
Salomon Brothers Inc
Howard, Weil, Labouisse, Friedrichs
 Incorporated
c/o Lazard Freres & Co. LLC
    30 Rockefeller Plaza
    New York, New York 10020

Dear Sirs:

     Section 1. Introductory. Certain stockholders of Tidewater Inc., a Delaware corporation (the "Company") named in Schedule I hereto (the "Selling Stockholders") severally propose to sell to the several underwriters named in Schedule II hereto (the "Underwriters") for whom you are acting as representatives (the "Representatives") an aggregate of 1,800,000 shares of Common Stock, $.10 par value (the "Firm Shares") of the Company, each Selling Stockholder selling the amount set forth opposite such Selling Stockholder's name in Schedule I hereto. The Selling Stockholders also propose to sell to the several Underwriters, upon the terms and conditions set forth in Section 4 hereof, up to an additional 200,000 shares of Common Stock of the Company (the "Additional Shares"), with each Selling Stockholder selling the amount set forth opposite such Selling Stockholder's name in Schedule I hereto. The Firm Shares and the Additional Shares are hereinafter sometimes collectively referred to as the "Shares."

     The Company and the Selling Stockholders hereby, severally and not jointly, agree with the Underwriters as follows:

     Section 2. Representations, Warranties and Agreements of the
Company. The Company represents and warrants to, and agrees with, the several Underwriters that:

          (a) A registration statement on Form S-3 (Registration No. 33-62349), including a form of preliminary prospectus, relating to the Shares has been filed by the Company pursuant to the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "Commission"). The Company may have filed one or more amendments thereto, including the related preliminary prospectus, each of which has previously been furnished to you. The Company will next file with the Commission either (i) prior to effectiveness of such registration statement, a further amendment to such registration statement (including the form of final prospectus) or (ii) after effectiveness of such registration statement, a final prospectus in accordance with Rules 430A and 424(b)(1) or (4) under the Act. In the case of clause (ii), the Company has included in such registration statement, as amended at the Effective Time (as defined below), all information (other than information permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A ("Rule 430A Information")) required by the Act and the rules and regulations thereunder (the "Rules and Regulations") to be included in the final prospectus with respect to the Shares and the offering thereof.

     As filed, such amendment and form of final prospectus, or such final prospectus, shall contain all Rule 430A Information, together with all other such required information, with respect to the Shares and the offering thereof, and, except to the extent you shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the execution of this Agreement or, to the extent not completed at such time, shall contain only such specific additional information and other changes (beyond that contained in the latest Preliminary Prospectus) as the Company has advised you, prior to the execution of this Agreement, will be included or made therein. For purposes of this Agreement, "Effective Time" means the time as of which such registration statement, or the most recent post-effective amendment thereto, if any, was or is declared effective by the Commission. "Preliminary Prospectus" means each prospectus included in such registration statement, or amendments thereof, before it becomes effective under the Act, any prospectus filed with the Commission by the Company pursuant to Rule 424(a) and the prospectus included in the Registration Statement at the Effective Time that omits Rule 430A Information. Such registration statement, as amended at the Effective Time, including all Rule 430A Information, if any, is hereinafter referred to as the "Registration Statement," and the form of prospectus relating to the Shares and the offering thereof, as first filed with the Commission pursuant to and in accordance with Rule 424(b) or, if no such filing is required, as included in the Registration Statement is hereinafter referred to as the "Prospectus." Any reference herein to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Securities Exchange Act of 1934 (the "Exchange Act") on or before the Effective Time or the date of such Preliminary Prospectus or the Prospectus, as the case may be, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Time, or the date of any Preliminary Prospectus or the Prospectus, as the case may be, deemed to be incorporated therein by reference.

          (b) At the Effective Time, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on the Closing Date (as defined in Section 4), the Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act and the Rules and Regulations; at the Effective Time, the Registration Statement did not or will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and, at the Effective Time, the Prospectus, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to information contained in or omitted from the Registration Statement or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for use therein as specified in Section 9(a) (the "Underwriters' Information").

          (c) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission and no proceedings for that purpose shall have been instituted or threatened by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the Rules and Regulations, and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriters' Information.

          (d) The consolidated financial statements included in the Registration Statement and Prospectus present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of the dates indicated, and the results of their operations and their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods involved except (i) that the financial statements for the periods ended June 30, 1995 and 1994 omit substantially all disclosures required by generally accepted accounting principles, and (ii) for the change in accounting method effective April 1, 1992 for postretirement benefits other than pensions as set forth in Note (1) to Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended March 31, 1995; and the supporting schedules, if any, included in the Registration Statement present fairly the information required to be stated therein.

          (e) The Company and each of its subsidiaries that constitutes a "significant subsidiary" under Rule 1-02 of Regulation S-X under the Act (individually, a "Subsidiary" and, collectively, the "Subsidiaries") have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation with power and authority to own, lease and operate their properties and conduct their businesses as described in the Registration Statement and Prospectus; and each of them is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which it owns or leases properties or in which the conduct of its business requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. For purposes hereof, "Material Adverse Effect" shall mean any effect that would, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, results of operations, business or prospects of the Company and its Subsidiaries, taken as a whole.

          (f) The Company has an authorized capitalization as set forth in the Prospectus, and the shares of capital stock outstanding have been duly authorized, are validly issued, fully paid and nonassessable and conform to the description thereof contained in the Prospectus.

          (g) Neither the Company nor any of its Subsidiaries is in violation of its or any of their charters or bylaws or other organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it or any of them is a party or by which it or any of them or their properties may be bound, except any violation or default that would not have a Material Adverse Effect.

          (h) There are no actions, suits or proceedings before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, contemplated or threatened against the Company or any of its Subsidiaries, or to which any of their respective properties is subject, which, if adversely determined, would individually or in the aggregate result in any Material Adverse Effect, or adversely affect the offering of the Shares in the manner contemplated by the Prospectus.

          (i) There are no contracts or other documents which are required to be described in the Registration Statement or the Prospectus or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations which have not been so described or filed.

          (j) This Agreement has been duly authorized, executed and delivered by the Company.

          (k) There are no contracts, agreements or understandings between the Company and any person other than the Selling Stockholders granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities under the Registration Statement.

          (l) Except as set forth in the Prospectus under the caption "Underwriting," neither the Company nor any of its officers, directors or holders of five percent or more of any class of its capital stock or any of their respective affiliates is a member of, or is associated or affiliated with a member of, the National Association of Securities Dealers, Inc.

     Section 3. Representations, Warranties and Agreements of the
Selling Stockholders. Each Selling Stockholder, severally and not jointly, represents and warrants to, and agrees with, the several
Underwriters that:

          (a) This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Stockholder.

          (b) Such Selling Stockholder has the legal right and power to execute and deliver this Agreement and to sell, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided in this Agreement, and no such action will contravene any provision of applicable law, or the certificate of incorporation or bylaws or other organizational document of such Selling Stockholder, or any agreement or other instrument binding upon such Selling Stockholder or any administrative or court decree or order, and no consent, approval, authorization, order, filing, registration or qualification of or with any court or governmental authority or agency is required for the execution and delivery of this Agreement and the consummation of the transactions contemplated herein and therein by such Selling Stockholder, except such as may be required under the Act and the Rules and Regulations or state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters.

          (c) Such Selling Stockholder has, and will deliver to the Underwriters, good and marketable title to the Shares to be sold by such Selling Stockholder, free and clear of any mortgage, pledge, lien, encumbrance, adverse claim or equity (collectively, a "Lien").

          (d) The Shares to be sold by such Selling Stockholder have been duly authorized and are validly issued, fully paid and nonassessable.

          (e) All information furnished in writing by or on behalf of such Selling Stockholder for use in the Registration Statement and Prospectus does not, and on the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading.

     Section 4. Purchase, Sale and Delivery of Shares. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, each Selling Stockholder, severally but not jointly, hereby agrees to issue and sell to the Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from such Selling Stockholder, at a purchase price of $25.11 per Share (the "purchase price per Share"), the respective number of Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bear the same proportion to the number of Firm Shares to be sold by such Selling Stockholder as the number of Firm Shares set forth opposite such Underwriter's name in Schedule II hereto bears to the total number of Firm Shares.

     Each Selling Stockholder hereby agrees, severally and not jointly, to issue and sell to the Underwriters and, on the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Underwriters shall have the right to purchase, severally and not jointly, from each Selling Stockholder, pursuant to an option to be exercised in the 30-day period commencing on the date of this Agreement, up to 200,000 Additional Shares at the purchase price per Share. Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. If any Additional Shares are to be purchased, each Underwriter agrees, severally and not jointly, to purchase from such Selling Stockholder that proportion of the total number of Additional Shares (subject to adjustment by you to eliminate fractions) to be purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule II hereto bears to the total number of Firm Shares. In the event that the Underwriters purchase less than all the Additional Shares to be sold by each Selling Stockholder, the number of Additional Shares to be sold by each Selling Stockholder shall be, as nearly as practicable, in the same proportion to each other as are the number of Additional Shares to be sold by each Selling Stockholder as set forth herein and in Schedule I hereto.

     The Selling Stockholders will deliver the Firm Shares to you for the accounts of the Underwriters, against payment of the purchase price therefor by one or more certified or official bank checks payable in New York Clearing House or other next day funds drawn to the order of the Selling Stockholders. Payment for the Firm Shares shall be made at the office of Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, New York 10020, at 10:00 a.m., New York City time, on September 12, 1995, or at such other place or time not later than seven full business days thereafter as you and the Selling Stockholders determine (the "Initial Closing Date").

     The Selling Stockholders will deliver the Additional Shares to be purchased to you for the accounts of the Underwriters, against payment of the purchase price therefor by, at the option of the Selling Stockholders, wire transfer of next day funds, one or more certified or official bank checks payable in New York Clearing House or other next day funds drawn to the order of the Selling Stockholders, at the office of Lazard Freres & Co. LLC on such date and at such time (the "Option Closing Date") as shall be specified in the notice from Lazard Freres & Co. LLC to the Selling Stockholders exercising the option to purchase Additional Shares. The Option Closing Date may be the same as the Initial Closing Date but shall in no event be earlier than the Initial Closing Date nor earlier than two nor later than ten business days after the giving of the notice hereinafter referred to. Such notice may be given, by letter or by telecopy or other facsimile transmission or by telephone (if subsequently confirmed in writing), to the Selling Stockholders at any time within 30 days after the date of this Agreement. The Option Closing Date may be varied by agreement between the Underwriters and the Selling Stockholders. The Initial Closing Date and the Option Closing Date are herein collectively referred to as the "Closing Date."

     The certificates for all of the Firm Shares and the Additional Shares so to be delivered will be in such denominations and registered in such names as you request two full business days prior to the Initial Closing Date or the Option Closing Date, as the case may be, and will be made available at the office of Lazard Freres & Co. LLC, New York, New York, or, upon your request, through the facilities of The Depository Trust Company, for checking and packaging at least one full business day prior to the Initial Closing Date or the Option Closing Date, as the case may be.

     The Selling Stockholders agree that, without your prior written consent, they will not offer, sell, contract to sell, file a registration statement with the Commission in respect of, or otherwise dispose of, or write or enter into a cash settled option with respect to, any shares of common stock of the Company for a period of 90 days after the date of this Agreement, other than the Shares to be sold hereunder.

     Section 5. Offering by Underwriters. After the Registration
Statement becomes effective, the several Underwriters will offer the Shares for sale to the public on the terms and conditions as set forth in the Prospectus.

     Section 6. Covenants of the Company. The Company covenants and agrees with the several Underwriters that:

          (a) If the Effective Time is prior to the execution and delivery of this Agreement, the Company will file the Prospectus with the Commission pursuant to and in accordance with subparagraph (1) (or, if applicable, and with your consent, subparagraph (4)) of Rule 424(b) within the time period prescribed by such rule. The Company will advise you promptly of any proposal to amend or supplement the Registration Statement as filed, or the related Prospectus, prior to the Closing Date, and will not effect such amendment or supplement without your consent which shall not be unreasonably withheld; the Company will also advise you promptly of the effectiveness of the Registration Statement (if the Effective Time is subsequent to the execution and delivery of this Agreement), of the filing and effectiveness of any amendment or supplement to the Registration Statement or the Prospectus, and of the issuance by the Commission of any stop order in respect of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or any Prospectus relating to the Shares or the initiation of any proceedings for any such purpose, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or of any request by the Commission to amend or supplement the Registration Statement or Prospectus or for additional information and will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending the use of any Preliminary Prospectus or any prospectus relating to the Shares or suspending any such qualification and to obtain as soon as possible its lifting, if issued.

          (b) If, at any time when a prospectus relating to the Shares is required to be delivered under the Act, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact, or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend or supplement the Prospectus to comply with the Act, the Rules and Regulations or any other law, the Company promptly will prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance and will notify you and, upon your request, prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as you may from time to time reasonably request, of an amended Prospectus or a supplement to the Prospectus complying with Section 10(a) of the Act which will correct such statement or omission or effect such compliance.

          (c) The Company will make generally available to the Company's security holders as soon as practicable an earnings statement covering the twelve-month period ending September 30, 1996 that satisfies the provisions of Section 11(a) of the Act and the Rules and Regulations (including Rule 158).

          (d) The Company will deliver to each of you as many signed and conformed copies of the Registration Statement (as originally filed) and of each amendment thereto (including exhibits filed therewith) and copies of each Preliminary Prospectus as you may reasonably request and will also deliver to you a conformed copy of the Registration Statement and each amendment thereto for each of the Underwriters.

          (e) The Company will take such action as you may reasonably request, in cooperation with you, to qualify the Shares for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as you may designate, and will maintain such qualifications in effect for as long as may be required for the distribution of the Shares. The Company will file such statements and reports as may be required by the laws of each jurisdiction in which the Shares have been qualified as above provided.

          (f) The Company agrees that, without your prior written consent, it will not offer, sell, contract to sell, file a registration statement with the Commission in respect of, or otherwise dispose of, or write or enter into a cash settled option with respect to, any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for such common stock for a period of 60 days after the date of this Agreement, other than (i) the Shares to be sold hereunder,
     (ii) any shares of such common stock issued and sold pursuant to existing benefit plans or existing stock option plans (including restricted stock plans), or the conversion of a security outstanding on the date hereof and referred to in the Prospectus,
     (iii) pursuant to the Company's Rights Agreement, or (iv) shares of common stock issued by the Company in connection with a merger or acquisition, but only, in the case of (iv), after a 30-day period has elapsed after the date of this Agreement.

          (g) The Company confirms as of the date hereof that it is in compliance with all provisions of Section 1 of the Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing Business with Cuba, and the Company further agrees that if it commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the Registration Statement becomes or has become effective with the Commission or with the Florida Department of Banking and Finance (the "Department"), whichever date is later, or if the information reported in the Prospectus, if any, concerning the Company's business with Cuba or with any person or affiliate located in Cuba changes in any material way, the Company will provide the Department notice of such business or change, as appropriate, in a form acceptable to the Department.

     Section 7. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Shares on the Initial Closing Date will be subject to the accuracy in all material respects of the representations and warranties on the part of the Company and the Selling Stockholders herein as of the date hereof and as of the Initial Closing Date with the same force and effect as if made as of that date, to the accuracy of the statements of the Company and the Selling Stockholders made in any certificates pursuant to the provisions hereof, to the performance by the Company and the Selling Stockholders of their obligations hereunder and to the following additional conditions precedent:

          (a) If the Effective Time is not prior to the execution and delivery of this Agreement, the Effective Time shall have occurred not later than (i) 6:00 p.m., New York City time, on the date of determination of the offering price, if such determination occurred at or prior to 3:00 p.m., New York City time, on such date or (ii) 12:00 noon, New York City time, on the business day following the day on which the offering price was determined if such determination occurred after 3:00 p.m., New York City time, on such date. If the Effective Time is prior to the execution and delivery of this Agreement, the Company shall have filed the Prospectus with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the Rules and Regulations and in accordance with
     Section 6(a) hereof. In either case, prior to the Initial Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the Commission; and the Company shall have complied with all requests for additional information on the part of the Commission to your reasonable satisfaction.

          (b) You shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains any untrue statement of fact or omits to state any fact which, you have concluded, is material and in the case of an omission is required to be stated therein or is necessary to make the statements therein not misleading.

          (c) The Company shall have furnished to the Representatives the opinion of Cliffe F. Laborde, Senior Vice President and
     General Counsel of the Company, dated the Initial Closing Date, to the effect that:

               (i) each of the Company and each subsidiary of the Company (specified in such opinion) that constitutes a "significant subsidiary" under Rule 1-02 of Regulation S-X under the Act (individually, a "Subsidiary" and, collectively, the "Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own its properties and conduct its business as described in the Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification wherein it owns or leases material properties or conducts material business, except where any failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole;

               (ii) all the outstanding shares of capital stock of each Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Prospectus, all outstanding shares of capital stock of the Subsidiaries (other than directors qualifying shares) are owned by the Company either directly or through wholly-owned subsidiaries, free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other security interest, claims, liens or encumbrances;

               (iii) the Company's authorized equity capitalization is as set forth in the Prospectus; the capital stock of the Company conforms to the description thereof contained in the Prospectus; the outstanding shares of Common Stock (including the Shares being sold hereunder by the Selling Stockholders) have been duly and validly authorized and issued and are fully paid and nonassessable; the Shares being sold by the Selling Stockholders are duly listed and admitted for trading on the New York Stock Exchange and the Pacific Stock Exchange; the certificates for the Shares are in valid and sufficient form; and the holders of outstanding shares of capital stock of the Company are not entitled to pre-emptive or other rights to subscribe for the Shares;

               (iv) to the best knowledge of such counsel, there is no pending or threatened action, suit or proceeding before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Prospectus, and there is no contract or other document of a character required to be described in the Registration Statement or Prospectus, or to be filed as an exhibit, which is not described or filed as required;

               (v) such counsel has no reason to believe that at the Effective Time the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus includes any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (vi) this Agreement has been duly authorized, executed and delivered by the Company;

               (vii) no consent, approval, authorization or order of any court or governmental agency or body is required for the consummation of the transactions contemplated herein, except such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Shares by the Underwriters and such other approvals (specified in such opinion) as have been obtained;

               (viii) except to the extent that the ownership of more than 25% of the Company's outstanding Common Stock by persons other than U.S. citizens would prohibit the Company's U.S. flag vessels from engaging in the transportation of personnel or merchandise in U.S. coastwise trade, neither the issue and sale of the Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or constitute a default under any law or the charter or bylaws of the Company or the terms of any indenture or other agreement or instrument known to such counsel and to which the Company or any of its subsidiaries is a party or bound or any judgment, order or decree known to such counsel to be applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or any of its subsidiaries; and

               (ix) no holders of securities of the Company (other than the Selling Stockholders) have rights to the registration of such securities under the Registration
          Statement.

     In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of Louisiana, the General Corporation Law of the State of Delaware or the United States, to the extent he deems proper and specified in such opinion, upon the opinion of other counsel of good standing whom he believes to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent he deems proper, on certificates of responsible officers of the Company and public officials. Reference to the Prospectus in this paragraph (c) includes any supplements thereto.

          (d) The Company shall have furnished to the Representatives the opinion of Jones, Walker, Waechter, Poitevent, Carrere &
     Denegre, L.L.P., special counsel for the Company, dated the Initial Closing Date, to the effect that:

               (i) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own its properties and conduct its business as described in the Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualifications wherein it owns or leases material properties or conducts material business;

               (ii) the Company's authorized equity capitalization is as set forth in the Prospectus; the capital stock of the Company conforms to the description thereof contained in the Prospectus; the Shares being sold by the Selling Stockholders are duly listed and admitted for trading on the New York Stock Exchange and the Pacific Stock Exchange; and the certificates for the Shares are in valid and sufficient form;

               (iii) the Registration Statement has become effective under the Act; any required filing of the Prospectus, and any supplements thereto, pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement and the Prospectus (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act and the Rules and Regulations; and such counsel has no reason to believe that at the Effective Time the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus includes any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (iv) this Agreement has been duly authorized, executed and delivered by the Company; and

               (v) neither the issue and sale of the Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or constitute a default under the charter or bylaws of the Company or the terms of any indenture or other agreement or instrument known to such counsel and to which the Company is a party or by which it is bound.

     In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the State of Louisiana, the General Corporation Law of the State of Delaware, the State of New York or the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Reference to this Prospectus in this paragraph (d) include any supplements thereto.

          (e) The Selling Stockholders shall have furnished to the Representatives the opinion of Cravath, Swaine & Moore, counsel for the Selling Stockholders, dated the Initial Closing Date, to the effect that:

               (i) this Agreement has been duly authorized, executed and delivered by such Selling Stockholder, and such Selling Stockholder has full legal right and authority to sell, transfer and deliver in the manner provided in this Agreement the Shares being sold by such Selling Stockholder hereunder;

               (ii) assuming the Underwriters acquire the Shares in good faith and without notice of any adverse claim, the delivery by such Selling Stockholder to the several Underwriters of certificates for the Shares being sold hereunder by such Selling Stockholder against payment therefor as provided herein, will pass good and marketable title to such Shares to the several Underwriters, free and clear of all Liens;

               (iii) no consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by such Selling Stockholder of the transactions contemplated herein, except such as may be required under the Act and under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Shares by the Underwriters and such other approvals (specified in such opinion) as have been obtained; and

               (iv) none of the sale of the Shares being sold by such Selling Stockholder hereunder, the consummation of any other of the transactions contemplated herein by such Selling Stockholder or the fulfillment of the terms hereof by such Selling Stockholder will conflict with, result in a breach or violation of, or constitute a default under any law or the charter, partnership agreement or other governing instrument or bylaws of such Selling Stockholder or the terms of any indenture or other agreement or instrument known to such counsel and to which such Selling Stockholder or any of its subsidiaries is a party or bound, or any judgment, order or decree known to such counsel to be applicable to such Selling Stockholder or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Stockholder or any of its subsidiaries.

     In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the General Corporation Law of the State of Delaware, the State of New York or the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel (Horace Schow, General Counsel to The State Board of Administration of Florida as to the laws of the State of Florida, and Appleby, Spurling & Kempe as to the laws of Bermuda), and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Selling Stockholders and public officials. No opinion need be expressed by any counsel to any Selling Stockholder with respect to any maritime law or regulation of the United States or the Blue Sky laws of any jurisdiction.

          (f) You shall have received from Vinson & Elkins L.L.P., counsel for the Underwriters, an opinion, dated the Initial
     Closing Date, with respect to such matters as you may reasonably request.

          (g) You and the Selling Stockholders shall have received from the President or any Senior Vice President and a principal financial or accounting officer of the Company a certificate, dated the Initial Closing Date, in which such officers, shall state (i) such officers have carefully examined the Registration Statement and the Prospectus, (ii) in their opinion, as of the Effective Time, the Registration Statement and the Prospectus did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and since the Effective Time, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement or the Prospectus, (iii) that there has not been, since the respective dates as of which information is given in the Registration Statement and the Prospectus, any material adverse change in the condition, financial or otherwise, earnings, business or prospects of the Company and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business, (iv) the representations and warranties of the Company contained in Section 2 are true and correct in all material respects with the same force and effect as though made on and as of the Initial Closing Date and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Initial Closing Date, and (v) to their knowledge no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the Commission.

          (h) You shall have received certificates from the Chairman of the Board or the President of the corporation that is the general partner of Corporate Advisors, L.P., on behalf of each Selling Stockholder, satisfactory to you in which such officer shall state that (i) such officer has carefully examined the Registration Statement and the Prospectus, and (ii) the representations and warranties of such Selling Stockholder contained in Section 3 are true and correct in all material respects with the same force and effect as though made on the Initial Closing Date and such Selling Stockholder has complied with all agreements and satisfied all conditions in all material respects on its part to be performed or satisfied hereunder at or prior to the Initial Closing Date.

          (i) You shall have received from KPMG Peat Marwick LLP, independent public accountants, two letters, the first dated the date of this Agreement and the other dated such Initial Closing Date, addressed to the Underwriters (with conformed copies for each of the Underwriters), substantially in the form of Annex A hereto with such variations as are reasonably acceptable to you.

          (j) At the Initial Closing Date, counsel for the
     Underwriters shall have been furnished with such other documents and opinions as they may reasonably require.

     The several obligations of the Underwriters to purchase the Additional Shares hereunder are subject to (i) the accuracy of and compliance with the representations and warranties of the Company and the Selling Stockholders contained herein on and as of the Option Closing Date, (ii) satisfaction on and as of the Option Closing Date of the conditions set forth in subsections (a) to (j) of this Section 7, inclusive (and, for purposes thereof, each reference therein to the Initial Closing Date shall be deemed to refer to the Option Closing
Date), and (iii) the absence of circumstances on or prior to the Option Closing Date which would permit termination of this Agreement pursuant to Section 11.

     Section 8. Payment of Expenses. The Company will pay all costs, expenses, fees, disbursements and taxes incident to (i) the preparation by the Company, printing, filing and distribution of the Registration Statement (including financial statements and exhibits), the Prospectus, each Preliminary Prospectus and all amendments and supplements to any of them prior to or during the period specified in
Section 6(b), (ii) the printing, reproduction and distribution of this Agreement, and all other underwriting and selling group documents by mail, telex or other means, (iii) the registration with the Commission of the Shares, (iv) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of the several states and the preparation, printing and distribution of Preliminary and Supplemental Blue Sky Memoranda and Legal Investment Survey (including the reasonable fees and disbursements of your counsel relating to the foregoing), (v) filings and clearance with the National Association of Securities Dealers, Inc. in connection with the offering, (vi) the fees and expenses of the Registrar and Transfer Agent for the Shares and its counsel, and (vii) the performance by the Company of its other obligations under this Agreement. All expenses incurred by the Selling Stockholders, except for underwriting discount and commissions and the expenses of counsel for the Selling Stockholders and out-of-pocket expenses of the Selling Stockholders, shall be paid by the Company.

     If the sale of the Shares provided for herein is not consummated because of the failure to satisfy any condition to the obligations of the Underwriters set forth in Section 7 hereof, because of any termination pursuant to Section 11 hereof or because of any refusal, failure or inability of the Company or any Selling Stockholder to perform any agreement herein or comply with any provision hereof other than by reason of a default by any Underwriter, the Company shall reimburse you for all of your out-of-pocket expenses incurred in connection with marketing and preparing for the offering of the Shares, including the reasonable fees and disbursements of counsel for the Underwriters.

     Section 9. Indemnification and Contribution.

     (a) The Company agrees to indemnify and hold harmless each Selling Stockholder, the directors, officers, employees and agents of each Selling Stockholder, each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter or Selling Stockholder within the meaning of either
Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus or in any Preliminary Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case (x) with respect to any Selling Stockholder, to the extent that any such loss, claim, damage or liability is caused by any untrue statement or omission or alleged untrue statement or omission based upon written information furnished to the Company by such Selling Stockholder specifically for inclusion in the documents referred to in such indemnity and (y) with respect to the Underwriters, to the extent that any such loss, claim, damage or liability is caused by any such untrue statement or omission or alleged untrue statement or omission based upon the following information furnished to the Company by you in (i) the last paragraph of text on the cover page of the Prospectus concerning the terms of the offering by the Underwriters, (ii) the first paragraph of page 2 of the Prospectus concerning over-allotment and stabilization by the Underwriters and (iii) the first sentence of the first paragraph of text under the caption "Underwriting" in the Prospectus concerning the terms of the offering by the Underwriters (all of the foregoing, the "Underwriters' Information"). This indemnity agreement will be in addition to any liability which the Company may otherwise have to the persons referred to above in this Section 9(a).

     (b) Each Selling Stockholder severally agrees to indemnify and hold harmless the Company, each of its directors, officers, employees and agents, each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls the Company or any Underwriter within the meaning of either Section 15 of the Act or
Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to each Underwriter provided in Section 9(a) above, but only with reference to written information furnished to the Company by such Selling Stockholder specifically for inclusion in the documents referred to in such indemnity. This indemnity agreement will be in addition to any liability which any Selling Stockholder may otherwise have to the persons referred to above in this Section 9(b). Each of the Selling Stockholders, the Company and the Representatives acknowledge that the statements relating to such Selling Stockholder set forth under the heading "Selling Stockholders" in the body of any Preliminary Prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of such Selling Stockholder for inclusion in any Preliminary Prospectus or the Prospectus.

     (c) Each Underwriter severally agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act and each Selling Stockholder, to the same extent as the foregoing indemnity from the Company to each Underwriter provided in Section 9(a) above, but only with reference to the Underwriters' Information. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have to the persons referred to above in this Section 9(c).

     (d) In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be instituted involving any person in respect of which indemnity may be sought pursuant to any of the three preceding paragraphs, such person (hereinafter called the indemnified party) shall promptly notify the person against whom such indemnity may be sought (hereinafter called the indemnifying party) in writing; however, the omission to so notify the indemnifying party shall relieve the indemnifying party from liability under the three preceding paragraphs only to the extent prejudiced thereby. The indemnifying party, shall be entitled to assume the defense thereof, including the employment of counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others that the indemnifying party may designate and shall pay the fees and disbursements of such counsel related to such proceeding. In any such action or proceeding any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless
(i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party fails to assume the defense of such action or proceeding. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (a) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control Underwriters within the meaning of either Section 15 of the Act or
Section 20 of the Exchange Act, (b) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section, and (c) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all Selling Stockholders and all persons, if any, who control Selling Stockholders within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons of Underwriters, such firm shall be designated in writing by Lazard Freres & Co. LLC. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Stockholders and such controlling persons of Selling Stockholders, such firm shall be designated in writing by the general partner or the persons named as attorneys-in-fact for the Selling Stockholders.

     (e) If the indemnification provided for in this Section 9 is insufficient or unavailable to an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, the Selling Stockholders and the Underwriters, as applicable, from the offering of the Shares or (ii) if the allocation provided by clause
(i) above is not permitted by applicable law or if the indemnified party shall have failed to the prejudice of the indemnifying party to give the notice required by Section 9(d), in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, the Selling Stockholders and the Underwriters, as applicable, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportions as the total net proceeds from the offering (before deducting expenses) received by the Selling Stockholders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Company, the Selling Stockholders and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholders or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (f) The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to Section 9(e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to in the immediately preceding paragraph shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of
Section 9(e), in no event shall any Underwriter be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to Section 9(e) are several in proportion to the respective number of Firm Shares set forth opposite their names in Schedule II hereto and not joint.

     (g) The Company and the Selling Stockholders agree that any claims that the Company may have against any Selling Stockholder and any claims that any Selling Stockholder may have against the Company in each case arising out of or based on any untrue statement or alleged untrue statement in the Registration Statement or the Prospectus or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact, or otherwise arising out of or based upon the sale of Shares (each a "Cross-Claim"), shall be subordinated in right of payment as set forth below to the prior indefeasible payment in full in cash of any and all claims the Underwriters may have against any of the Selling Stockholders or the Company, as the case may be, arising out of or based on any untrue statement or alleged untrue statement in the

Registration Statement or the Prospectus or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact, or otherwise arising out of or based upon the sale of Shares under this Agreement (each an "Underwriter Claim"). The Company and each Selling Stockholder agree that it will provide notice to you within three business days of the making by it of any Cross-Claim, and that such notice shall provide reasonable detail as to the factual and legal basis for the Cross-Claim and the amount claimed. Thereafter, no amount may be paid by the Company or any Selling Stockholder in respect of any such Cross-Claim until the date that is 45 days after the receipt by you of the foregoing notice; provided, however, that if any Underwriter shall have prior to such 45th day notified the Company or such Selling Stockholder, as the case may be, who made such Cross-Claim or against whom such Cross-Claim was made of any Underwriter Claim that such Underwriter is making or may make against it, then no amount may be paid by the Company or such Selling Stockholder with respect to such Cross-Claim without the prior written approval of each such Underwriter until the prior indefeasible payment in full in cash of each such Underwriter Claim or until it has been established in a final adjudication by a court of competent jurisdiction that such Underwriter is not entitled to receive any payment from the Company or such Selling Stockholder in respect of such Underwriter Claim. If a payment or distribution is made to the Company or a Selling Stockholder that because of this Section 9(g) should not have been made to it, the Company or such Selling Stockholder receiving such payment or distribution shall hold it in trust for the Underwriters and pay it over to them or their designee as their interests shall appear.

     (h) The Company and the Selling Stockholders agree with the Underwriters that any indemnity provision of any agreement between the Company on the one hand and any of the Selling Stockholders on the other shall not be deemed to modify or supersede any provision of this
Section 9.

     (i) Notwithstanding any other provision in this Agreement, the liability of each Selling Stockholder under the indemnity and contribution provisions contained in this Section 9 shall be limited to an amount equal to the net proceeds from the offering (before deducting expenses) received by such Selling Stockholder.

     Section 10. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement, or contained in certificates of officers of the Company or Selling Stockholders submitted pursuant hereto, including indemnity and contribution agreements, shall remain operative and in full force and effect, regardless of any termination of this Agreement, or any investigation, or any statement as to the results thereof, made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or controlling persons, or by any Selling Stockholder or any person controlling any Selling Stockholder, and shall survive acceptance of and payment for Shares hereunder.

     Anything herein to the contrary notwithstanding, the indemnity agreement of the Company in subsection (a) of Section 9 hereof, the representations and warranties in subsections (b), (c), (d) and (e) of
Section 2 and any representation or warranty as to the accuracy of the Registration Statement or the Prospectus contained in any certificate furnished by the Company pursuant to Section 7 hereof, insofar as they may constitute a basis for indemnification for liabilities (other than payment by the Company of expenses incurred or paid in the successful defense of any action, suit or proceeding) arising under the Act, shall not extend to the extent of any interest therein of a controlling person or partner of any Underwriter who is a director, officer or controlling person of the Company when the Registration Statement has become effective or who, with his consent, is named in the Registration Statement as about to become a director of the Company, except in each case to the extent that an interest of such character shall have been determined by a court of appropriate jurisdiction as not against public policy as expressed in the Act. Unless in the opinion of counsel for the Company the matter has been settled by controlling precedent, the Company will, if a claim for such indemnification is asserted, submit to a court of appropriate jurisdiction the question whether such interest is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Section 11. Termination. This Agreement may be terminated for any reason at any time prior to the delivery of and payment for the Shares on the Initial Closing Date or the Option Closing Date, as the case may be, by Lazard Freres & Co. LLC upon the giving of written notice of such termination to the Company, if prior to such time (i) there has been, since the respective dates as of which information is given in the Registration Statement and the Prospectus, any material adverse change in the condition, financial or otherwise, earnings, business or prospects of the Company and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business, (ii) there has occurred any outbreak or escalation of hostilities or other calamity or crisis or material change in existing national or international financial, political, economic or securities market conditions, the effect of which is such as to make it, in the judgement of Lazard Freres & Co. LLC, impracticable or inadvisable to market the Shares in the manner contemplated in the Prospectus or enforce contracts for the sale of the Shares, or (iii) trading in the Common Stock of the Company has been suspended by the Commission or the New York Stock Exchange or the Pacific Stock Exchange, or trading generally on either the American Stock Exchange or the New York Stock Exchange has been suspended, or minimum or maximum prices for securities have been required, by either of said exchanges or by order of the Commission or any other governmental authority, or a banking moratorium has been declared by either Federal or New York authorities. In the event of any such termination, the provisions of
Section 8, the indemnity agreement and contribution provisions set forth in Section 9, and the provisions of Sections 10 and 15 shall remain in effect.

     Section 12. Default. If, on the Initial Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bear to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to Section 4 be increased pursuant to this Section 12 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Initial Closing Date or the Option Closing Date, as the case may be, any Underwriter or Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to you, the Company and the Selling Stockholders for the purchase of such Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company or the Selling Stockholders. In any such case either you or the Company shall have the right to postpone the Initial Closing Date or the Option Closing Date, as the case may be, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

     Section 13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to you c/o Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, New York 10020, Attention: Syndicate Department; notices to the Company shall be directed to it at 1440 Canal Street, New Orleans, Louisiana 70112, facsimile transmission no. (504) 566-4559, attention of Cliffe
F. Laborde, General Counsel; and notices to the Selling Stockholders shall be directed to them c/o Corporate Advisors, L.P., One Rockefeller Plaza, New York, NY 10020.

     Section 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Company, its directors and officers who signed the Registration Statement, the Underwriters, the Selling Stockholders, any controlling persons referred to herein and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. No purchaser of Shares from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

     Section 15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

     Section 16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     If the foregoing, is in accordance with your understanding of our agreement, please sign this Agreement and return to us six counterparts hereof.

                              Very truly yours,

                              TIDEWATER INC.

                              By /s/ William C. O'Malley
                                 ------------------------
                                 William C. O'Malley
                                 Chairman of the Board of
                                 Directors, President and
                                 Chief Executive Officer

                              The Selling Stockholders
                              named in Schedule I hereto,
                              acting severally

                              BY:  CORPORATE ADVISORS, L.P.,
                                   general partner of
                                   Corporate Partners, L.P.
                                   and of Corporate Offshore
                                   Partners, L.P. and
                                   attorney-in-fact of The
                                   State Board of Administration of Florida

                                      BY:  LFCP Corp.,
                                           its general partner

                                           By /s/ Lester Pollack
                                              ------------------------
                                              Name:  Lester Pollack
                                              Title: Chairman

Confirmed and Accepted, as of the
date first above written:

LAZARD FRERES & CO. LLC
SALOMON BROTHERS INC
HOWARD, WEIL, LABOUISSE,
 FRIEDRICHS INCORPORATED
Acting severally on behalf of themselves and the several Underwriters named herein.

By /s/ Philip P. Young
   ----------------------
   Name:  Philip P. Young
   Title: Managing Director

                              SCHEDULE I




                                                               Maximum Number
                                                  Number of    of Additional
           Name of Selling Stockholder              Shares         Shares


Corporate Partners, L.P. ................         1,530,286        170,032
Corporate Offshore Partners, L.P. .......           109,685         12,187
The State Board of Administration
  of Florida.............................           160,029         17,781


  Total..................................         1,800,000        200,000

                             SCHEDULE II


                                                  Number of Firm
                                                   Shares to be
                  Underwriter                       Purchased


Lazard Freres & Co. LLC.................            600,000
Salomon Brothers Inc ...................            600,000
Howard, Weil, Labouisse,
  Friedrichs Incorporated ..............            600,000